Exhibit 99.1

Third Quarter 2023 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2023 and related notes prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Third Quarter 2023 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2023, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2023 Report to Shareholders on the Investor Relations page at www.scotiabank.com

Third Quarter 2023 Highlights on a Reported Basis (versus Q3 2022)

•	Net income of $2,212 million, compared to $2,594 million

•	Earnings per share (diluted) of $1.72, compared to $2.09

•	Return on equity(2) of 12.1%, compared to 15.3%

Third Quarter 2023 Highlights on an Adjusted Basis(1) (versus Q3 2022)

•	Net income of $2,227 million, compared to $2,611 million

•	Earnings per share (diluted) of $1.73, compared to $2.10

•	Return on equity of 12.2%, compared to 15.4%

TORONTO, August 29, 2023 – Scotiabank reported third quarter net income of $2,212 million compared to $2,594 million in the same period last year. Diluted earnings per share (EPS) were $1.72, compared to $2.09 in the same period a year ago.

Adjusted net income(1) for the third quarter was $2,227 million and EPS was $1.73, down from $2.10 last year. Adjusted return on equity was 12.2% compared to 15.4% a year ago.

“The Bank delivered another quarter of stable earnings, strengthening our capital and liquidity metrics while prudently increasing loan loss allowances and managing expense growth as we navigate this period of economic uncertainty,” said Scott Thomson, President and CEO of Scotiabank.

Canadian Banking delivered adjusted earnings(1) of $1,063 million this quarter, as provision for credit losses continued to increase. Strong net interest income in the quarter drove an increase in pre-tax pre-provision earnings(3).

International Banking generated adjusted earnings(1) of $654 million. Strong revenues more than offset higher non-interest expenses resulting in higher pre-tax pre-provision earnings(3). This was offset by higher provision for credit losses.

Global Wealth Management adjusted earnings(1) were $375 million. Strong double-digit growth across our international businesses were partly offset by challenging market conditions that continue to impact revenue growth in Canada.

Global Banking and Markets reported earnings of $434 million this quarter, an increase of 15% year-over-year. The results reflect solid capital markets performance in a challenging market environment.

The Bank reported an increased Common Equity Tier 1 (CET1) capital ratio(4) of 12.7%, up from 11.4% last year. The Liquidity Coverage Ratio (LCR)(5) was strong at 133%, up from 122% in the prior year.

“Our results this quarter demonstrate early progress on our deposit growth initiatives and continued focus on balance sheet strength and stability, key priorities as we position the Bank for our next phase of growth,” said Scott Thomson.

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 53 of the Management’s Discussion & Analysis in the Bank’s Third Quarter 2023 Report to Shareholders, available at www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance.

(4) This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(5) This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).

Scotiabank Third Quarter Press Release 2023 1

Financial Highlights

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited)($ millions)	2023	2023	2022	2023	2022
Net interest income	$4,580	$4,466	$4,676	$13,615	$13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297

Total revenue	$8,090	$7,929	$7,799	$23,999	$23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,562	4,576	4,191	13,602	12,573
Income tax expense	497	485	602	2,088	2,283

Net income	$2,212	$2,159	$2,594	$6,143	$8,081

Net income attributable to non-controlling interests in subsidiaries	21	26	54	87	220

Net income attributable to equity holders of the Bank	$2,191	$2,133	$2,540	$6,056	$7,861
Preferred shareholders and other equity instrument holders	105	104	36	310	154
Common shareholders	$2,086	$2,029	$2,504	$5,746	$7,707

Earnings per common share (in dollars)
Basic	$1.74	$1.70	$2.10	$4.81	$6.41
Diluted	$1.72	$1.69	$2.09	$4.76	$6.39

Business Segment Review

Canadian Banking

Q3 2023 vs Q3 2022

Net income attributable to equity holders was $1,062 million, compared to $1,213 million. Adjusted net income attributable to equity holders was $1,063 million, down $154 million or 13%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Q3 2023 vs Q2 2023

Net income attributable to equity holders and adjusted net income attributable to equity holders increased by $2 million. Higher revenue and lower non-interest expenses were largely offset by higher provision for credit losses.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was $3,209 million, compared to $3,593 million. Adjusted net income attributable to equity holders was $3,212 million, down $393 million or 11%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

International Banking

Q3 2023 vs Q3 2022

Net income attributable to equity holders of $628 million and adjusted net income attributable to equity holders at $635 million were in line with the prior period. Higher net interest income and non-interest income, and the positive impact of foreign currency translation, were mostly offset by higher non-interest expenses, provision for credit losses and provision for income taxes.

Q3 2023 vs Q2 2023

Net income attributable to equity holders decreased by $14 million or 2%. Adjusted net income attributable to equity holders decreased by $15 million or 2%. The decrease was due primarily to higher provision for credit losses, provision for income taxes and non-interest expenses, and lower non-interest income, partly offset by higher net interest income and the positive impact of foreign currency translation.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was $1,924 million, an increase of 8% from $1,775 million. Adjusted net income attributable to equity holders was $1,946 million, an increase of $150 million or 8%. The increase was driven by higher net interest income and non-interest income, and the positive impact of foreign currency translation, partly offset by higher non-interest expenses, provision for credit losses and provision for income taxes.

2 Scotiabank Third Quarter Press Release 2023

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q3 2023 vs Q3 2022

Net income attributable to equity holders was $628 million, down $57 million or 8%. Adjusted net income attributable to equity holders was $635 million, down $58 million or 8%. The decrease was driven by higher provision for credit losses, non-interest expenses and provision for income taxes, partly offset by higher net interest income and non-interest income.

Q3 2023 vs Q2 2023

Net income attributable to equity holders decreased by $39 million or 6%. Adjusted net income attributable to equity holders decreased by $40 million or 6%. The decrease was due primarily to higher provision for credit losses, lower non-interest income, and higher provision for income taxes, partly offset by higher net interest income and lower non-interest expenses.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was $1,924 million, an increase of 3% from $1,871 million. Adjusted net income attributable to equity holders was $1,946 million, an increase of $52 million or 3%. The increase was driven by higher net interest income and non-interest income, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

Global Wealth Management

Q3 2023 vs Q3 2022

Net income attributable to equity holders was $366 million, compared to $376 million. Adjusted net income attributable to equity holders was $373 million, down $10 million or 3%. The decline was due primarily to higher non-interest expenses, partly offset by strong revenue growth in the international businesses and higher brokerage revenues in Canada.

Q3 2023 vs Q2 2023

Net income attributable to equity holders increased $13 million or 4%. Adjusted net income attributable to equity holders increased $14 million or 4%, due primarily to higher brokerage revenues and mutual fund fees, partly offset by higher non-interest expenses.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was $1,104 million, compared to $1,195 million. Adjusted net income attributable to equity holders was $1,124 million, down $91 million or 7%. The decline was due primarily to lower brokerage revenues and mutual fund fees, partly offset by higher net interest income.

Global Banking and Markets

Q3 2023 vs Q3 2022

Net income attributable to equity holders was $434 million, an increase of $56 million or 15% due to higher revenue and the positive impact of foreign currency translation, partly offset by higher non-interest expenses.

Q3 2023 vs Q2 2023

Net income attributable to equity holders increased by $33 million or 8% due mainly to lower provision for credit losses.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was $1,354 million, a decrease of $73 million or 5% due to higher non-interest expenses and higher provision for credit losses, partly offset by higher revenue and the positive impact of foreign currency translation.

Other

Q3 2023 vs Q3 2022

Net income attributable to equity holders was a net loss of $299 million, compared to a $52 million net loss in the prior year. The decline was due mainly to lower revenues primarily related to higher funding costs and lower income from investment gains. This was partly offset by lower non-interest expenses and provision for income taxes.

Scotiabank Third Quarter Press Release 2023 3

Q3 2023 vs Q2 2023

Net income attributable to equity holders improved $24 million from the prior quarter, due to lower non-interest expenses and lower provision for income taxes, partly offset by lower revenues primarily related to higher funding costs.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

Net income attributable to equity holders was a net loss of $1,535 million, compared to a net loss of $129 million. Adjusted net income attributable to equity holders was a net loss of $956 million, due mainly to lower revenues, partly offset by lower provision for income taxes and non-interest expenses. Lower revenues were due primarily to treasury activities related to higher funding costs and lower income from hedges. This was partly offset by higher income from liquid assets. Also contributing to the lower revenue was lower income from associated corporations.

Credit risk

Provision for credit losses

Q3 2023 vs Q3 2022

The provision for credit losses was $819 million, compared to $412 million, an increase of $407 million. The provision for credit losses ratio increased 20 basis points to 42 basis points.

The provision for credit losses on performing loans was $81 million, compared to $23 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook, challenging market conditions in Chile and Colombia driven by higher inflation, and by retail portfolio growth.

The provision for credit losses on impaired loans was $738 million, compared to $389 million, an increase of $349 million due primarily to higher formations in Canadian Banking and International retail portfolios. The provision for credit losses ratio on impaired loans was 38 basis points, an increase of 17 basis points.

Q3 2023 vs Q2 2023

The provision for credit losses was $819 million, compared to $709 million, an increase of $110 million or 16%. The provision for credit losses ratio increased five basis points to 42 basis points.

The provision for credit losses on performing loans was $81 million, compared to $88 million, a decrease of $7 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook, challenging market conditions in Chile and Colombia driven by higher inflation, and retail portfolio growth.

The provision for credit losses on impaired loans was $738 million, compared to $621 million, an increase of $117 million or 19% due primarily to higher formations in the Canadian Banking and International retail portfolios. The provision for credit losses ratio on impaired loans was 38 basis points, an increase of five basis points.

Year-to-date Q3 2023 vs Year-to-date Q3 2022

The provision for credit losses was $2,166 million, compared to $853 million, an increase of $1,313 million. The provision for credit losses ratio increased 21 basis points to 37 basis points.

Provision for credit losses on performing loans was $245 million, compared to a net reversal of $347 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook and retail portfolio growth across markets.

Provision for credit losses on impaired loans was $1,921 million compared to $1,200 million, an increase of $721 million or 60% due primarily to higher formations in the Canadian and International retail portfolios. The provision for credit losses ratio on impaired loans increased 10 basis points to 33 basis points.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2023 was $6,094 million compared to $5,931 million last quarter. The allowance for credit losses ratio was 78 basis points, an increase of three basis points. The allowance for credit losses on loans was $5,893 million, up $157 million from the prior quarter. The increase was due to the impact of the continued unfavourable macroeconomic outlook and higher provisions on retail portfolios.

The allowance against performing loans was higher at $4,073 million compared to $3,985 million as at April 30, 2023. The allowance for performing loans ratio was 55 basis points, an increase of three basis points. The increase was due primarily to the continued unfavourable macroeconomic outlook.

The allowance on impaired loans increased to $1,820 million from $1,751 million last quarter. The allowance for impaired loans ratio was 23 basis points, unchanged from the prior quarter. The increase was due primarily to higher retail provisions.

4 Scotiabank Third Quarter Press Release 2023

Impaired loans

Gross impaired loans increased to $5,487 million as at July 31, 2023, from $5,305 million last quarter. The increase was due primarily to the net formations in retail portfolios. The gross impaired loan ratio was 70 basis points, an increase of three basis points from last quarter.

Net impaired loans in Canadian Banking were $872 million, an increase of $148 million from last quarter, due primarily to higher commercial and retail formations. International Banking’s net impaired loans were $2,704 million, a decrease of $11 million from last quarter, due to lower commercial impaired loans due primarily to repayment on one account in the utility sector, partly offset by higher retail formations. In Global Banking and Markets, net impaired loans were $79 million, a decrease of $21 million from last quarter, due mainly to repayment on one account in the mining sector. In Global Wealth Management, net impaired loans were $12 million, a decrease of $3 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.47%, an increase of two basis points from 0.45% last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 12.7% as at July 31, 2023, an increase of approximately 40 basis points from the prior quarter, due primarily to internal capital generation, lower risk-weighted assets including the benefit of a risk transfer transaction, and share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan.

The Bank’s Tier 1 capital ratio(1) was 14.6% as at July 31, 2023, an increase of approximately 50 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 16.9% as at July 31, 2023, an increase of approximately 70 basis points from the prior quarter, mainly due to the above noted impacts to the Tier 1 capital ratio and a $1 billion issuance of subordinated debentures.

The Leverage ratio(2) was 4.1% as at July 31, 2023, a decrease of approximately 10 basis points from the prior quarter, due primarily to growth in on-balance sheet assets.

The Total loss absorbing capacity (TLAC) ratio(3) was 30.5% as at July 31, 2023, an increase of approximately 220 basis points from the prior quarter, mainly from TLAC issuances during the quarter and the above noted impacts to the Total capital ratio.

The TLAC Leverage ratio(3) was 8.7%, an increase of approximately 30 basis points, due primarily to TLAC issuances during the quarter.

As at July 31, 2023, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Third Quarter Press Release 2023 5

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these financial measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures disclosed by other issuers. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:

Adjustments impacting current and prior periods:

Amortization of acquisition-related intangible assets: These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Canada Recovery Dividend, recorded in Q1 2023: The Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments must be recognized as a liability in the quarter enacted. The charge was recorded in the Other operating segment.

6 Scotiabank Third Quarter Press Release 2023

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2023	2023	2022	2023	2022
Reported Results
Net interest income	$4,580	$4,466	$4,676	$13,615	$13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297

Total revenue	8,090	7,929	7,799	23,999	23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,562	4,576	4,191	13,602	12,573

Income before taxes	2,709	2,644	3,196	8,231	10,364
Income tax expense	497	485	602	2,088	2,283

Net income	$2,212	$2,159	$2,594	$6,143	$8,081
Net income attributable to non-controlling interests in subsidiaries (NCI)	21	26	54	87	220

Net income attributable to equity holders	2,191	2,133	2,540	6,056	7,861
Net income attributable to preferred shareholders and other equity instrument holders	105	104	36	310	154

Net income attributable to common shareholders	$2,086	$2,029	$2,504	$5,746	$7,707

Diluted earnings per share (in dollars)	$1.72	$1.69	$2.09	$4.76	$6.39
Weighted average number of diluted common shares outstanding (millions)	1,214	1,197	1,203	1,201	1,221

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$20	$21	$24	$62	$73

Total non-interest expense adjusting items (Pre-tax)	20	21	24	62	73

Total impact of adjusting items on net income before taxes	20	21	24	62	73
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	579	-
Amortization of acquisition-related intangible assets	(5)	(6)	(7)	(17)	(20)

Total impact of adjusting items on income tax expense	(5)	(6)	(7)	562	(20)

Total impact of adjusting items on net income	$15	$15	$17	$624	$53
Impact of adjusting items on NCI	-	-	-	-	-

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$15	$15	$17	$624	$53

Adjusted Results
Net interest income	$4,580	$4,466	$4,676	$13,615	$13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297

Total revenue	8,090	7,929	7,799	23,999	23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,542	4,555	4,167	13,540	12,500

Income before taxes	2,729	2,665	3,220	8,293	10,437
Income tax expense	502	491	609	1,526	2,303

Net income	$2,227	$2,174	$2,611	$6,767	$8,134
Net income attributable to NCI	21	26	54	87	220

Net income attributable to equity holders	2,206	2,148	2,557	6,680	7,914
Net income attributable to preferred shareholders and other equity instrument holders	105	104	36	310	154

Net income attributable to common shareholders	$2,101	$2,044	$2,521	$6,370	$7,760

Diluted earnings per share (in dollars)	$1.73	$1.70	$2.10	$5.28	$6.43
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.01	$0.01	$0.52	$0.04
Weighted average number of diluted common shares outstanding (millions)	1,214	1,197	1,203	1,212	1,221

Scotiabank Third Quarter Press Release 2023 7

Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,062	$647	$368	$434	$(299)	$2,212
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	19	2	-	-	21

Reported net income attributable to equity holders	1,062	628	366	434	(299)	2,191
Reported net income attributable to preferred shareholders and other equity instrument holders	2	1	-	1	101	105

Reported net income attributable to common shareholders	$1,060	$627	$366	$433	$(400)	$2,086

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	10	9	-	-	20

Total non-interest expenses adjustments (Pre-tax)	1	10	9	-	-	20

Total impact of adjusting items on net income before taxes	1	10	9	-	-	20
Impact of adjusting items on income tax expense	-	(3)	(2)	-	-	(5)

Total impact of adjusting items on net income	1	7	7	-	-	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	-	-	15

Adjusted net income (loss)	$1,063	$654	$375	$434	$(299)	$2,227

Adjusted net income attributable to equity holders	$1,063	$635	$373	$434	$(299)	$2,206

Adjusted net income attributable to common shareholders	$1,061	$634	$373	$433	$(400)	$2,101

(1) Refer to Business Segment Review section of the Bank’s Q3 2023 Quarterly Report to Shareholders.
	For the three months ended April 30, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,060	$665	$356	$401	$(323)	$2,159
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	23	3	-	-	26

Reported net income attributable to equity holders	1,060	642	353	401	(323)	2,133
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	100	104

Reported net income attributable to common shareholders	$1,059	$641	$352	$400	$(423)	$2,029

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	11	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	1	11	9	-	-	21

Total impact of adjusting items on net income before taxes	1	11	9	-	-	21
Impact of adjusting items on income tax expense	-	(3)	(3)	-	-	(6)

Total impact of adjusting items on net income	1	8	6	-	-	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	8	6	-	-	15

Adjusted net income (loss)	$1,061	$673	$362	$401	$(323)	$2,174

Adjusted net income attributable to equity holders	$1,061	$650	$359	$401	$(323)	$2,148

Adjusted net income attributable to common shareholders	$1,060	$649	$358	$400	$(423)	$2,044

(1)	Refer to Business Segment Review section of the Bank’s Q3 2023 Quarterly Report to Shareholders.

8 Scotiabank Third Quarter Press Release 2023

Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	52	2	-	-	54

Reported net income attributable to equity holders	1,213	625	376	378	(52)	2,540
Reported net income attributable to preferred shareholders and other equity instrument holders	1	-	1	1	33	36

Reported net income attributable to common shareholders	$1,212	$625	$375	$377	$(85)	$2,504

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	5	10	9	-	-	24

Total non-interest expenses adjustments (Pre-tax)	5	10	9	-	-	24

Total impact of adjusting items on net income before taxes	5	10	9	-	-	24
Impact of adjusting items on income tax expense	(1)	(4)	(2)	-	-	(7)

Total impact of adjusting items on net income	4	6	7	-	-	17

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	6	7	-	-	17

Adjusted net income (loss)	$1,217	$683	$385	$378	$(52)	$2,611

Adjusted net income attributable to equity holders	$1,217	$631	$383	$378	$(52)	$2,557

Adjusted net income attributable to common shareholders	$1,216	$631	$382	$377	$(85)	$2,521

(1) Refer to Business Segment Review section of the Bank’s Q3 2023 Quarterly Report to Shareholders.
	For the nine months ended July 31, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$3,209	$2,004	$1,111	$1,354	$(1,535)	$6,143
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	80	7	-	-	87

Reported net income attributable to equity holders	3,209	1,924	1,104	1,354	(1,535)	6,056
Reported net income attributable to preferred shareholders and other equity instrument holders	3	4	2	3	298	310

Reported net income attributable to common shareholders	$3,206	$1,920	$1,102	$1,351	$(1,833)	$5,746

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	4	31	27	-	-	62

Total non-interest expenses adjustments (Pre-tax)	4	31	27	-	-	62

Total impact of adjusting items on net income before taxes	4	31	27	-	-	62
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(9)	(7)	-	-	(17)

Total impact of adjusting items on income tax expense	(1)	(9)	(7)	-	579	562

Total impact of adjusting items on net income	3	22	20	-	579	624

Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	22	20	-	579	624

Adjusted net income (loss)	$3,212	$2,026	$1,131	$1,354	$(956)	$6,767

Adjusted net income attributable to equity holders	$3,212	$1,946	$1,124	$1,354	$(956)	$6,680

Adjusted net income attributable to common shareholders	$3,209	$1,942	$1,122	$1,351	$(1,254)	$6,370

(1)	Refer to Business Segment Review section of the Bank’s Q3 2023 Quarterly Report to Shareholders.

Scotiabank Third Quarter Press Release 2023 9

Reconciliation of reported and adjusted results by business line

	For the nine months ended July 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	213	7	-	-	220

Reported net income attributable to equity holders	3,593	1,775	1,195	1,427	(129)	7,861
Reported net income attributable to preferred shareholders and other equity instrument holders	5	5	3	4	137	154

Reported net income attributable to common shareholders	$3,588	$1,770	$1,192	$1,423	$(266)	$7,707

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	16	30	27	-	-	73

Total non-interest expenses adjustments (Pre-tax)	16	30	27	-	-	73

Total impact of adjusting items on net income before taxes	16	30	27	-	-	73
Impact of adjusting items on income tax expense	(4)	(9)	(7)	-	-	(20)

Total impact of adjusting items on net income	12	21	20	-	-	53

Total impact of adjusting items on net income attributable to equity holders and common shareholders	12	21	20	-	-	53

Adjusted net income (loss)	$3,605	$2,009	$1,222	$1,427	$(129)	$8,134

Adjusted net income attributable to equity holders	$3,605	$1,796	$1,215	$1,427	$(129)	$7,914

Adjusted net income attributable to common shareholders	$3,600	$1,791	$1,212	$1,423	$(266)	$7,760

(1)	Refer to Business Segment Review section of the Bank’s Q3 2023 Quarterly Report to Shareholders.

10 Scotiabank Third Quarter Press Release 2023

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2023			July 31, 2022			July 31, 2022
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,007	$(22)	$2,029	$1,759	$(194)	$1,953	$5,094	$(436)	$5,530
Non-interest income	745	(44)	789	660	(27)	687	2,129	(12)	2,141

Total revenue	2,752	(66)	2,818	2,419	(221)	2,640	7,223	(448)	7,671
Provision for credit losses	436	(10)	446	325	(31)	356	875	(63)	938
Non-interest expenses	1,479	(25)	1,504	1,295	(122)	1,417	3,848	(268)	4,116
Income tax expense	172	(8)	180	122	(4)	126	512	(10)	522

Net income	$665	$(23)	$688	$677	$(64)	$741	$1,988	$(107)	$2,095

Net income attributable to non-controlling interest in subsidiaries (NCI)	$23	$2	$21	$52	$(4)	$56	$213	$(11)	$224
Net income attributable to equity holders of the Bank	$642	$(25)	$667	$625	$(60)	$685	$1,775	$(96)	$1,871

Other measures
Average assets ($ billions)	$239	$(1)	$240	$209	$(20)	$229	$203	$(16)	$219
Average liabilities ($ billions)	$181	$(1)	$182	$155	$(17)	$172	$149	$(13)	$162

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2023			July 31, 2022			July 31, 2022
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,007	$(22)	$2,029	$1,759	$(194)	$1,953	$5,094	$(436)	$5,530
Non-interest income	745	(44)	789	660	(27)	687	2,129	(12)	2,141

Total revenue	2,752	(66)	2,818	2,419	(221)	2,640	7,223	(448)	7,671
Provision for credit losses	436	(10)	446	325	(31)	356	875	(63)	938
Non-interest expenses	1,468	(25)	1,493	1,285	(122)	1,407	3,818	(267)	4,085
Income tax expense	175	(9)	184	126	(3)	129	521	(9)	530

Net income	$673	$(22)	$695	$683	$(65)	$748	$2,009	$(109)	$2,118

Net income attributable to NCI	$23	$3	$20	$52	$(3)	$55	$213	$(11)	$224
Net income attributable to equity holders of the Bank	$650	$(25)	$675	$631	$(62)	$693	$1,796	$(98)	$1,894

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Scotiabank Third Quarter Press Release 2023 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Third Quarter Press Release 2023

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 29, 2023, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 2672535# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 29, 2023, to October 5, 2023, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    40 Temperance Street, Toronto, Ontario

    Canada M5H 0B4

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    40 Temperance Street, Toronto, Ontario

    Canada M5H 0B4

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor

    Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Overnight Mail Delivery:

    Computershare

    C/O: Shareholder Services

    462 South 4th Street, Suite 1600

    Louisville, KY 40202

    First Class, Registered or Certified Mail Delivery:

    Computershare

    C/O: Shareholder Services

    P.O. Box 505000

Scotiabank Third Quarter Press Release 2023 13

    Louisville, KY 40233-5000

    Tel: 1-800-962-4284

    E-mail: service@computershare.com

    For other shareholder enquiries, please contact the Corporate Secretary’s Department:

    Scotiabank

    40 Temperance Street

    Toronto, Ontario, Canada M5H 0B4

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40 rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

    John McCartney

    Scotiabank Investor Relations

    (416) 863-7579

    Sophia Saeed

    Scotiabank Investor Relations

    (416) 933-8869

14 Scotiabank Third Quarter Press Release 2023